                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549



                                   FORM 11-K


(Mark One)
              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     x        SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the period from July 1, 1993 to December 31, 1993

                                       OR

              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________________ to ________________


Commission file number 1-3950



                            FORD CREDIT SAVINGS PLAN



                            (Full title of the plan)




                               FORD MOTOR COMPANY
                               The American Road
                            Dearborn, Michigan 48121


                     (Name of issuer of the securities held
                    pursuant to the plan and the address of
                        its principal executive office)

REQUIRED INFORMATION

Financial Statements

Statement of Financial Condition, as of December 31, 1993.

Statement of Income and Changes in Plan Equity for the period from July 1, 1993 to December 31, 1993.

Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1993.

Schedule II - Item 27d - Schedule of Reportable Transactions for the period from July 1, 1993 to December 31, 1993.


   Exhibit
   -------

Designation               Description                  Method of Filing
- - - - - -----------------------------------------------------------------------

 Exhibit A           Consent of Coopers        Filed with this Report.
                                 & Lybrand.



                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Credit Savings Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                           FORD  CREDIT SAVINGS PLAN




                                      By:/s/   S. K. Gabe
                                               S. K. Gabe, Plan Administrator
                                               Ford Credit Savings Plan





June 24, 1994

Exhibit A


Consent of Independent Accountants

Ford Motor Company
Ford Motor Credit Company
Dearborn, Michigan

Re:      Ford Credit Savings Plan Registration Statement

We consent to the incorporation by reference in the registration statements of Ford Motor Company on Form S-8 (File No. 33-54304) of our report dated June 15, 1994 on our audits of the financial statements and financial statement schedules of the Ford Credit Savings Plan as of December 31, 1993 and for the period from July 1, 1993 to December 31, 1993 to the Boards of Directors of Ford Motor Company and Ford Motor Credit Company which is included in this Annual Report on Form 11-K.




/s/ Coopers & Lybrand

Coopers & Lybrand
400 Renaissance Center
Detroit, Michigan 48243
June 24, 1994

                            FORD CREDIT SAVINGS PLAN

                         INDEX OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES


                                                                           PAGES
                                                                           -----
Report of Independent Accountants                                              2


Financial Statements:

    Statement of Financial Condition as of
        December 31, 1993                                                      3

    Statement of Income and Changes in Plan Equity
        for the Period from July 1, 1993 to
        December 31, 1993                                                      4

    Notes to Financial Statements                                            5-9


Supplemental Schedules:

    Schedule I -  Item 27a - Schedule of Assets Held for Investment
        Purposes as of December 31, 1993                                     10

    Schedule II - Item 27d - Schedule of Reportable Transactions for
        the Year Ended December 31, 1993                                     11

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Boards of Directors of
Ford Motor Company and Ford Motor Credit Company:

We have audited the accompanying statement of financial condition of the Ford Credit Savings Plan as of December 31, 1993 and the related statement of income and changes in plan equity for the period from July 1, 1993 to December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Ford Credit Savings Plan as of December 31, 1993, and the income and changes in plan equity for the period from July 1, 1993 to December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Ford Credit Savings Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The individual fund information in the statement of financial condition and the statement of income and changes in plan equity is presented for purposes of additional analysis rather than to present the financial condition and income and changes in plan equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Coopers & Lybrand

400 Renaissance Center
Detroit, Michigan 48243
June 15, 1994

                            FORD CREDIT SAVINGS PLAN

                        STATEMENT OF FINANCIAL CONDITION

                            as of December 31, 1993



                              FORD                               GROWTH   INTERMEDIATE RETIREMENT   U. S.
                              STOCK       INCOME     MAGELLAN    COMPANY      BOND      MONEY      EQUITY       LOAN
                              FUND        FUNDS        FUND       FUND        FUND      MARKET   INDEX POOL     FUND        TOTAL
                          ------------ ----------- ----------- ----------- ---------- ---------- ----------- ---------- ------------
Assets:
 Loan funds receivable                                                                                       $5,218,687 $  5,218,687
 Investments (at fair value):
  Money market                                                                        $9,928,578                           9,928,578
  Corporate stock         $132,868,820                                                                                   132,868,820
  Registered Investment Co.                        $17,954,384 $10,819,029 $7,203,638            $14,579,319              50,556,370
  Deposits with bank and
   insurance companies
   under group contracts               $26,152,559                                                                        26,152,559
                          ------------ ----------- ----------- ----------- ---------- ---------- ----------- ---------- ------------
   Total assets           $132,868,820 $26,152,559 $17,954,384 $10,819,029 $7,203,638 $9,928,578 $14,579,319 $5,218,687 $224,725,014
                          ============ =========== =========== =========== ========== ========== =========== ========== ============
    Plan equity/net
     assets available
     for plan benefits    $132,868,820 $26,152,559 $17,954,384 $10,819,029 $7,203,638 $9,928,578 $14,579,319 $5,218,687 $224,725,014
                          ============ =========== =========== =========== ========== ========== =========== ========== ============

   The accompanying notes are an integral part of the financial statements.

                            FORD CREDIT SAVINGS PLAN

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

                        for the period from July 1, 1993
                              to December 31, 1993


                              FORD                               GROWTH   INTERMEDIATE RETIREMENT   U. S.
                              STOCK       INCOME     MAGELLAN    COMPANY      BOND      MONEY      EQUITY       LOAN
                              FUND        FUNDS        FUND       FUND        FUND      MARKET   INDEX POOL     FUND        TOTAL
                          ------------ ----------- ----------- ----------- ---------- ---------- ----------- ---------- ------------
Interest and dividend
 income                   $     21,032 $   843,823 $ 1,012,777 $   974,600 $  209,502 $  148,315 $     1,190            $ 3,211,239

Net appreciation (depreci-
 ation) in fair value
 of investments             27,192,496                (725,753)   (481,287)   (90,533)               997,292             26,892,215

Loan repayment (principal)     319,015      24,944     169,682     121,634     57,874     39,046      64,543 $ (796,738)     -

Loan repayment (interest)       56,765       3,827      32,993      17,926      9,266      6,886      12,845                140,508

Loan funds transferred
 (out) in                     (637,192)               (132,718)    (71,651)   (52,163)   (90,362)   (144,613) 1,128,699      -

Contributions:
 Employees                   4,042,246     721,793   1,744,651   1,144,004    584,438    229,604     637,169              9,103,905
 Company matching            3,497,982                                                                                    3,497,982

Withdrawal of participants'
 accounts                   (1,782,280)    (51,375)   (162,537)   (114,033)   (62,001)  (128,418)    (96,461)   (12,995) (2,410,100)

Net transfers between
 funds                     (19,225,222)  2,732,949  14,842,169   8,463,643  5,376,125 (1,585,376)(10,604,288)                 -
                          ------------ ----------- ----------- ----------- ---------- ---------- ----------- ---------- ------------
   Net increase (decrease)
    in plan equity for
    the period              13,484,842   4,275,961  16,781,264  10,054,836  6,032,508 (1,380,305) (9,132,323)   318,966   40,435,749

Net transfer from Ford Motor
    Savings Plan           119,383,978  21,876,598   1,173,120     764,193  1,171,130 11,308,883  23,711,642  4,899,721  184,289,265
                          ------------ ----------- ----------- ----------- ---------- ---------- ----------- ---------- ------------
     Plan equity, end of
      year                $132,868,820 $26,152,559 $17,954,384 $10,819,029 $7,203,638 $9,928,578 $14,579,319 $5,218,687 $224,725,014
                          ============ =========== =========== =========== ========== ========== =========== ========== ============

    The accompanying notes are an integral part of the financial statements.

                            FORD CREDIT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS


1.    ACCOUNTING POLICIES:

      Investments

      The investment in the Ford Stock Fund, representing shares of Ford Motor Company Common Stock ("Ford Stock"), and investments in all other funds are valued on the basis of established year-end market prices.

      Contributions

      Contributions to the Ford Credit Savings Plan (the "Plan") from employees and from Ford Motor Credit Company (the "Company" or "Ford Credit") are recorded in the period that payroll deductions are made from plan participants.

      Other

      Purchases and sales of securities are reflected on a trade-date basis. Gains and losses on sales of securities are based on identified cost.

      Dividend income is recorded on the ex-dividend date; income from other investments is recorded as earned.

      The Plan presents in the statement of income and changes in plan equity the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

      The costs of administering the Plan are being absorbed by Ford Credit.


2.    DESCRIPTION OF THE PLAN:

      The Plan became effective July 1, 1993. At that date, assets relating to employees of Ford Credit, who previously participated in the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees, were transferred into the Plan.

      Following is a brief description of the Plan. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan itself.

      Type and Purpose of the Plan

      The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees and to provide them with an opportunity to invest in Ford Motor Company. The Plan includes provisions for voting shares of Ford Stock.





                                   Continued

                            FORD CREDIT SAVINGS PLAN

2.    DESCRIPTION OF THE PLAN, continued:

      Eligibility

      With certain exceptions, regular full-time salaried employees having at least 12 months of continuous service are eligible to participate in the Plan. Certain other part-time and temporary employees also may be eligible to participate in the Plan. Participation in the Plan is voluntary.

      The Plan has both before-tax and after-tax savings components. Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect a reduction in base salary up to 15 percent with a corresponding contribution, defined below, made to the Plan by the Company on their behalf. Subject to limitations imposed by the Internal Revenue Code, participants may also contribute up to 10 percent of their base salaries to the regular savings feature of the Plan on an after-tax basis. The investment programs are the same for all savings contributions.

      For the period from July 1, 1993 to December 31, 1993, the Company matched 100 percent of each dollar contributed up to 3 percent of contributing participants' base salaries, and 50 percent for the next 4 percent of contributing participants' base salaries. All Company matching contributions are invested in shares of Company Stock.
      Effective January 1, 1994, the Company increased its 100 percent matching percentage for each dollar contributed to 4 percent of the participants' base salary and 50 percent matching for the next 4 percent of the contributing participants' base salary.

      Transfer of Assets

      The Plan permits the transfer of assets among investment elections, with certain restrictions related to transfers from the Income Fund, as mentioned below.





                                   Continued

                            FORD CREDIT SAVINGS PLAN

2.    DESCRIPTION OF THE PLAN, continued:

      Investment Programs and Participation

      Participant contributions are invested in accordance with the participant's election in one or more of several investment programs. The types of investment programs, and the approximate number of participants contributing to each program in December 1993 are as follows:

               Ford Stock Fund                                   6,200
               Fidelity Retirement Money Market Portfolio        1,200
               Income Fund                                       4,000
               Fidelity Intermediate Bond Fund                   1,800
               Fidelity U. S. Equity Index Commingled Pool       2,100
               Fidelity Magellan Fund                            3,700
               Fidelity Growth Company Fund                      2,800

      At December 31, 1993, approximately 6,200 participants held assets in the Plan.

      Participants may elect to contribute to an income fund placed with an insurance company or bank. The insurance company or bank agrees to repay the principal and a stipulated rate of interest over a specified time period. Contributions to the Income Fund in 1993 were placed with Lehman Government Securities, Inc. at an annual effective interest rate of 5.38 percent. Contributions to the Income Fund in 1992 were placed with Prudential Insurance Company of America ("Prudential") at an annual effective interest rate of 7.03 percent. Contributions to the Income Fund in 1991 were placed two-thirds with Prudential and one-third with Metropolitan Life Insurance Company, both at an annual effective interest rate of 8.30 percent. Contributions to the Income Fund may not be transferred out to other funds until the contract expires. Participants may not take out a participant loan against money in the Income Fund. Participants in the Income Fund may not withdraw from this fund before expiration of contract unless the participant is no longer employed by Ford Credit.

      Investment details as of December 31, 1993 are set forth in Schedule I -
      Item 27a - Schedule of Assets Held for Investment Purposes.





                                   Continued

                            FORD CREDIT SAVINGS PLAN

2.    DESCRIPTION OF THE PLAN, continued:

      Vesting and Distributions

      Before-tax assets, after-tax assets and assets resulting from Company matching contributions (Ford Stock and related dividend earnings) are accumulated in annual "classes."

      Effective July 1, 1993, Company matching contributions vest 25 percent after 2 years of plan service and an additional 25 percent after the completion of each of the subsequent 3 years of plan service. Upon completion of 5 years of service, all assets attributable to Company matching contributions held in participants' accounts and all future contributions vest when made.

      Before-tax assets may not be withdrawn by participants until the termination of their employment or until they reach age 59-1/2, except in the case of personal financial hardship. Participants may borrow from their before-tax accounts within the limits imposed by the Plan. Monthly loan interest rates are based on the prime rate quoted by The Wall Street Journal.


3.    FORFEITURES:

      The Plan permits the Company to use the value of Ford Stock forfeited from participants' accounts to pay certain plan administration expenses and, to the extent not used to pay such expenses, to reduce the Company's contributions to the Plan. To the extent that forfeited shares are not available to pay certain administrative expenses, the Company pays such expenses directly.


4.    TAX STATUS:

      In connection with the adoption of the Plan in the current year, the Internal Revenue Service ("IRS") has not issued a determination letter holding that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and that the trust established thereunder is entitled to exemption from federal income tax under the provisions of
      Section 501(a) of the Code as of December 31, 1993. The Company does expect a favorable ruling upon submission of the Plan to the IRS in late 1994. Therefore, the Company believes that the Plan was qualified, and the related trust was tax-exempt as of the financial statement date.





                                   Continued

                            FORD CREDIT SAVINGS PLAN

5.    PLAN TERMINATION:

      The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to (a) the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Ford Stock Fund units in the account of the participant as of the effective date of such termination, or (b) continuance of vesting of such securities and cash attributable to Company matching contributions or earnings thereon.


6.    ASSET VALUE PER FUND UNIT:

      The number of units, and the asset value per unit, in the Fidelity Funds at December 31, 1993 are as follows:

                                                   NUMBER           ASSET
                                                     OF             VALUE
                                                   UNITS           PER UNIT
                                                  --------         --------
        Ford Stock Fund                           10,612,526      $  12.52
        Income Funds                              26,152,559          1.00
        Magellan Fund                                253,414         70.85
        Growth Company Fund                          372,300         29.06
        Intermediate Bond Fund                       668,241         10.78
        Retirement Money Market                    9,928,578          1.00
        U. S. Equity Index Pool                    1,233,444         11.82

                            FORD CREDIT SAVINGS PLAN

Schedule I            ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               December 31, 1993



                                                               DESCRIPTION OF INVESTMENT
                     IDENTITY OF ISSUER,                        INCLUDING MATURITY DATE,
                       LESSOR, BORROWER                      RATE OF INTEREST, COLLATERAL,                           CURRENT
                      OR SIMILAR PARTY                           PAR OR MATURITY VALUE                     COST       VALUE
                     -------------------                     ------------------------------                ----      -------
Income Funds:
    Lehman Government Securities, Inc.               6/30/96 maturity, 5.38 percent interest rate      $   6,984,178   $ 6,984,178
    The Prudential Insurance Company of America      6/30/95 maturity, 7.03 percent interest rate         10,583,224    10,583,224
    The Prudential Insurance Company of America      6/30/94 maturity, 8.30 percent interest rate          5,723,438     5,723,438
    Metropolitan Life Insurance                      6/30/94 maturity, 8.30 percent interest rate          2,861,719     2,861,719

Equity Funds:
    Fidelity Investments                             Ford Stock Fund, 10,612,526 units                   119,383,978   132,868,820
    Fidelity Investments                             Magellan Fund, 253,414 shares                        18,671,114    17,954,384
    Fidelity Investments                             U. S. Equity Index Pool, 1,233,444 shares            13,941,009    14,579,319
    Fidelity Investments                             Growth Company Fund, 372,300 shares                  11,305,226    10,819,029

Bond Funds:
    Fidelity Investments                             Intermediate Bond Fund, 668,241 shares                7,293,699     7,203,638

Cash equivalents:
    Fidelity Investments                             Retirement Money Market, 9,928,578 shares             9,928,578     9,928,578

Loans:
    Plan Participant                                 Participant Loans, interest rate of 6 percent                 -     5,218,687




NOTE: The current values of each fund are based principally upon the closing prices of the underlying investments as reported in the New York Stock Exchange Transactions listing as of the last trading day of 1993. Current values also include interest and dividends receivable.

                            FORD CREDIT SAVINGS PLAN

Schedule II            ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                   for the period from July 1, 1993 to December 31, 1993



                                                                                                                          REALIZED
          IDENTITY OF                                                      TOTAL       TOTAL     NUMBER OF     NUMBER       GAIN
        PARTY INVOLVED              DESCRIPTION OF ASSET                 PURCHASES     SALES     PURCHASES   OF SALES     OR (LOSS)
        --------------              --------------------                 ---------     -------   ---------   ----------   ------
REPORTING CRITERION I:    Any single transaction with plan year that
- - - - - ---------------------     involves more than five percent of the
                          current value of plan assets (Notes A and B).

                          Not applicable.

REPORTING CRITERION II:   Any series of transactions in other than
- - - - - ----------------------    securities within the plan year with or in
                          conjunction with the same person that, when
                          aggregated, involves more than five percent
                          of the current value of plan assets.

                          Fidelity Investments:
                             Ford Stock Fund                              $19,079,015    $32,786,670     96     89      $2,918,856
                             Magellan                                      18,452,475        945,458     92     67          (9,024)
                             Growth Company                                11,246,434        710,311     90     70           4,910
                             Retirement Money Market                       11,344,972     12,724,416     94     84               -
                             U. S. Equity Index Pool                        2,979,698     13,109,313     86     74         358,982

REPORTING CRITERION III:  Any series of transactions within the plan year
- - - - - -----------------------   with respect to securities of the same issue that,
                          when aggregated, involves more than five percent
                          of the current value of plan assets (Note C).

                          Not applicable.

REPORTING CRITERION IV:   Any transaction within the plan year with respect
- - - - - ----------------------    to securities with or in conjunction with the same
                          person with whom any prior or subsequent single
                          five percent security transaction within the plan
                          year took place.

                          Not applicable.